Room 4561
Via fax 01181354123311

May 1, 2008

Noriaki Yamaguchi
Representative Director & CFO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330, Japan

> **Re:** **Konami Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed August 2, 2007**
> **File no. 1-31452**

Dear Mr. Yamaguchi:

We have reviewed your response to our letter dated April 18, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 13, 2008.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1.   We note your response to our prior comment no. 2 where you indicate that beginning April 1, 2007, you determined that the online services are significant deliverables in the overall product offerings and you have established VSOE of fair value for the online services based on the monthly fixed fees you have charged for the online services of certain console games. You also indicate that

beginning in fiscal year 2008 you will allocate the total price of packaged game products with online capability to the online service elements based on VSOE and recognize such revenue on a straight-line basis over the estimated period during which the online services are performed. Based on your response, please address the following:

- Tell us whether the fixed monthly fee includes online services for all of your games (with online capability) that a customer owns or whether the fixed monthly fee is charged on a per game basis. If the fee is charged per game, tell us if the monthly pricing is the same for each game or if it varies by game.

- Clarify how you are able to establish VSOE of fair value for your online services based on a monthly fee. In this regard, clarify how you determine the amount to defer for the online service element for each game sale and provide us with an example of your calculation.

- Tell us how you determined that you have a sufficient history of separate sales in order to establish VSOE of fair value for the games with online capability as it appears that you have not previously charged a separate fee for the online hosting services. Please refer to paragraph 10 of SOP 97-2.

2.   You also indicate that the online service element will be recognized over the estimated period during which the online services are performed. Please provide the estimated period you intend on using; tell us how you determined this timeline and tell us whether such timeline varies by game.

3.   We also note in your response that a version of the Metal Gear Solid 4 game will be available in fiscal year 2009 that will allow customers to play the game only online and that you plan to account for the online service element of this game as a separate element similar to other games sold during the fiscal year 2008. Clarify whether the purchase of the online version of Metal Gear Solid 4 will include only the ability to play against others online or whether the online version includes all of the features and functionality (i.e. campaign mode and online functionality) of a game disk purchased from a distributor. If the online version includes only the ability to play against others online, tell us your expected price of this version and whether the price charged for this version is representative of VSOE of the online element related to a game disk purchased from a distributor.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, or me at (202) 551-3730 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief